

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

September 23, 2009

Mr. An Fengbin
President and Chief Executive Officer
Andatee China Marine Fuel Services Corporation
Dalian Ganjingzi District, Dalian Wan Lijiacun
Unit C, No. 69 West Binhai Road, Xigang District Dalian
People's Republic of China

> **Re:** **Andatee China Marine Fuel Services Corporation**
> **Registration Statement on Form S-1**
> **Filed August 27, 2009**
> **File No. 333-161577**

Dear Mr. Fengbin:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Provide complete responses and, where disclosure has changed, indicate precisely where in the marked version of the amendment you file we will find your responsive changes. Similarly, to the extent comments on one section apply to similar disclosure elsewhere, please make corresponding revisions to all affected disclosure. Further, please provide updated disclosure with each amendment. This

will minimize the need for us to repeat similar comments.

2. Please advise us whether you intend to request of acceleration of effectiveness of your registration statement prior to approval of your securities for listing by Nasdaq. In that regard, we note your disclosure at page 23 that investors should be aware that they will be required to commit their investment funds prior to the approval or disapproval of your listing application by Nasdaq.

3. Please furnish supplementally a statement as to whether or not the amount of compensation to be allowed or paid to the underwriters has been cleared with FINRA. Prior to the effectiveness of this registration statement, the staff requests that we be provided with a copy of the letter informing that FINRA has no objections.

4. Please file all omitted exhibits, including opinions of counsel, as soon as practicable. You will need to allow time for our review of the exhibits once they are filed.

5. Please specifically disclose the factual basis for, and the context of, the statements you make regarding your business, your competitors and your industry. Revise your disclosure as necessary to remove all beliefs and assertions that cannot be substantiated on a reasonable basis. Some examples of statements that need substantiation include, but are not limited to, the following:

    - "…we are a leading marine fuel supplier along the east coast of China."

    - "Most of these trading companies do not have stable supply sources or a strong working capital to withstand market risk."

    - "…our experience has consistently shown that vessel operators are willing to pay a premium for consistent quality products and services."

    - "The quality and reliability of our products have earned us solid reputation among distributors and retail customers in most port cities along the eastern coast of China."

    - "Since we first introduced our products into this region in 2004, we have enjoyed a solid customer interest and support."

    - "We currently command approximately 30% of the local market…."

    - "…so the key to control the costs is to forge a long-term strategic ties with major suppliers in the region, which are normally state-owned enterprises, guaranteeing availability of the resources and relatively cheap price."

- "Our brand name, Xingyuan, is well-known throughout the industry and, through our subsidiaries, we are the largest privately owned company engaged in marine fuel industry in northern China."

- "We have stable and reliable raw material suppliers for our production."

- "Our steady relationship with upstream suppliers through our strength and outstanding performance enables us to be a low cost producer.""

Also, supplementally provide the staff with copies of all source material utilized for your substantiation of these and any similar statements.

Calculation of Registration Fee

6.   Please revise footnote 1 to your registration fee table to specify that the registration statement also relates to an indeterminate number of additional shares of common stock issuable upon the exercise of warrants pursuant to antidilution provisions relating to stock splits, stock dividends or similar transactions.

7.   We note your disclosure at page i that the terms "we," "us," "our company," "our" and "Andatee" refer to Andatee China Marine Fuel Services Corporation and "its operating subsidiary" Dalian Xingyuan Marine Bunker Co. Ltd. ("Xingyuan"). It would appear that your use of such terms to reference a company that is not your subsidiary may be confusing to investors and therefore inappropriate in certain places in your filing. For example, please distinguish in this section and throughout your filing (including Exhibit 21.1) disclosure that relates to (i) the registrant and its subsidiaries, and (ii) Xingyuan.

8.   Please revise your filing to consistently identify Xingyuan and its subsidiaries. For example, at page 63 you refer to Xingyuan as "Dalian Xingyuan Marine Fuel Co., Ltd." In addition, revise your filing to uniformly refer to Dalian Dong Fangzleng Industrial Co. or Dalian Dong Fangzleng Development Co. by its true name. If Dalian Dong Fangzleng Industrial Co. is not the same entity as Dalian Dong Fangzleng Development Co., please discuss in your filing the relationship between these companies.

Prospectus Cover Page

9.   We note your disclosure that the common stock and warrants will initially trade as a unit, and will separate on the earlier of (i) 90 days following the effectiveness of your registration statement or (ii) such time as the representatives deem it appropriate. Please revise to clarify, if true, that "the representatives" are the representatives of the underwriters. In addition, please indicate under what

circumstances the underwriters may determine that separate trading of the common stock and warrants should occur earlier than 90 days following the effectiveness of your registration statement.

10.   Please describe the representatives' over-allotment option on your prospectus cover page. See Item 501(b)(2) of Regulation S-K.

Corporate History and Organizational Structure, page 3

11.   Please revise this section to disclose the equity owners of Xingyuan and to identify any material relationship of each such owner to you or your subsidiaries. In addition, please disclose in this section the agreement among Mr. An Fengbin, Ms. Lai WaiChi and Oriental Excel Enterprises Limited.

12.   You state that the contractual arrangements with Xingyuan and its shareholders enable you to receive all of Xingyuan's profits. Please reference the risk factor set forth at page 16 regarding the risk that the Chinese government may restrict such payments or change the tax rate on such payments. In addition, please clarify whether your right to receive fifty percent of Xingyuan's total net profit under the Operating Agreement is in addition to your right to receive fifty percent of Xingyuan's total net profit under the Exclusive Consulting Agreement.

13.   Please reconcile your statement that the share exchange is anticipated to close by no later than September 30, 2009 with the disclosure in note 1 to your financial statements that the share exchange transactions closed on August 21, 2009.

Cautionary Note Regarding Forward-Looking Statements, page 5

14.   The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with an initial public offering. See Securities Act Section 27A(b)(2)(D) and Exchange Act Section 21E(b)(2)(D). Therefore, please delete the reference to the safe harbor or state explicitly that the safe harbor protections it provides do not apply to statements made in connection with the offer.

Risk Factors, page 9

15.   Please avoid statements that mitigate the risk you present. Examples include the clauses that precede or follow the words "however," "although" or "while." Also, rather than stating that there can be no assurance of a particular outcome, delete such language and state the extent of each risk plainly and directly.

16. Please add risk factor disclosure regarding the percentage of historical sales made to your significant customers. In that regard, we note your disclosure under "Concentration of Risks" at page F-10.

We are exposed to various risks…, page 9

17. Please describe the price risk management services that you offer to your customers and your policies and procedures concerning the administration of such price risk management services.

Risks Related to our Corporate Structure and Doing Business in China, page 13

18. We note your risk factor disclosure on page 18 indicating that Circular 142 may limit your ability to transfer the net proceeds from this offering to Dalian Xingyuan Marine Bunker Co., Ltd. ("Xingyuan"), your operating entity, and you may not be able to convert the net proceeds from this offering into Renminbi to invest in or acquire any other PRC companies, or establish other variable interest entities in the PRC. Please expand your disclosure on page 25, under the heading "Use of Proceeds," to discuss how this risk could affect your plans for the use of proceeds from the offering and what you intend to do with the proceeds if you are unable to obtain authorization to proceed.

The contractual arrangements with Xingyuan and its shareholders…, page 14

19. We note your disclosure that the shareholders of Xingyuan may have conflicts of interest with you. Please disclose in a separate risk factor examples of such conflicts of interest. In addition, please disclose any conflicts of interest that may arise in connection with Mr. An Fengbin's role as your president and chief executive officer and as a director of Xingyuan.

All of our assets are located in the PRC.., page 15

20. We note your disclosure regarding the risks relating to service of process in the United States and enforcement of judgments of United States courts based o the civil liabilities provisions of the securities laws of the United States. Please revise your filing to present such risks in a separate risk factor. We also note that your agent for service is located in the People's Republic of China. Please add related risk factor disclosure.

The scope of our business license in China…, page 16

21. Please disclose the current scope of Dalian Fusheng's business license.

<u>Any recurrence of Severe Acute Respiratory Syndrome (SARS) …, page 20</u>

22.   We note your statements that "the substantial portion of [y]our sales occur" in China. Please revise to state, if true, that <u>all</u> of your sales occur in China.

<u>Use of Proceeds, page 25</u>

23.   You state at page 25 that you may find it necessary or advisable to use portions of the proceeds for "other purposes," and that you will have "broad discretion" in the application of the net proceeds. Please discuss the circumstances in which you would not allocate the proceeds as set forth in the table at page 25 and discuss such "other purposes." See Instruction 7 to Item 504 of Regulation S-K.

<u>Dilution, page 27</u>

24.   We note that the number of shares issued to existing stockholders and new investors are incorrectly presented as dollar amounts in your two tables on this page. Please revise your disclosure accordingly.

<u>Management's Discussion and Analysis and Results of Operations, page 29</u>

25.   Please disclose all material terms of the agreements to acquire the ownership interests in Rongcheng Xinfa Petrol Company Ltd., Donggang Xingyuan Marine Bunker Company Ltd. and Xiangshan Yongshinanlian Petrol Company Ltd.

26.   You state at page 29 that you benefit from relationships with your top raw material suppliers by being able to "lease advanced facilities" from them. Please explain how this benefits you.

<u>Components of Revenue and Expenses, page 31</u>

27.   We note your statement that your drop in sales during 2008 was due to "a lack of having [y]our own distribution channels." Please include a risk factor addressing your lack of distribution channels and the potential effect it could have on your company in the future or tell us why this no longer represents a material risk. In addition, your statement appears to be inconsistent with your disclosure at page 50 regarding your "extensive sales and distribution network." Please advise.

<u>Cost of Revenue, page 35</u>

28.   You state at page 35 that the decrease in the cost of revenue in the six months ended June 30, 2009 was primarily due to the measures that you took to control the cost of raw materials in the first half of 2009. Please describe such measures.

Liquidity and Capital Resources, page 38

29.   We note that you primarily attribute changes in cash flows from operations in each
period to increases or decreases in your working capital items. Please expand your
disclosure to provide a more meaningful discussion and analysis of the underlying
drivers, those causing the changes in your working capital accounts, following the
guidance in FRC §§501.13.b.1 and 13.b.2. Please be sure to describe the
arrangements you have with customers and suppliers with sufficient detail to
understand the circumstances giving rise to the fluctuations in inventory and
accounts payable, the large advance from customers prior to 2006, and the
significant decreases in these advances during 2006 and 2007, which contributed to
material fluctuations in operating cash flows for these periods.

Investing Activities, page 40

30.   Please identify the related party to which you "borrowed to" $5.35 million in 2008.
In addition, please revise to state, if true, that you loaned such money to the related
party. In addition, please identify the related party involved with the "related party
receivables" disclosed at page 40.

Business, page 48

Our Competitive Strengths, page 50

31.   Please provide a more balanced discussion of your competitive strengths. For
example, please provide a cross-reference in this section and in the section under
the heading "Competition" at page 53 to the risk factor disclosure at page 12
regarding your competitors.

Supply of Raw Materials, page 52

32.   We note your disclosure regarding the percentage of raw materials that you
purchase from your significant suppliers. Please add related risk factor disclosure.

33.   You state at page 52 that for 2007, 2008 and the six months ended June 30, 2009,
purchases from your largest supplier accounted for 42%, 46% and 39%,
respectively of your total purchases of raw materials. Please disclose the material
terms of your supply contract with such supplier and file your contract with such
supplier as an exhibit to your filing.

34.   We note that you "closely supervise" your suppliers. Please define what is meant
by "closely supervise."

Competition, page 53

35. Please provide additional support for your belief that there are "significant barriers to entry" for your segment of the market.

Operating Agreement, page 56

36. You state that at the time of each exercise of the purchase option, Fusheng will pay a nominal amount to Xingyuan's stockholders. Please reconcile this statement with Article 4 of the Purchase Option Agreement, which provides that the transfer price shall equal the amount of Xingyuan's net asset value.

Intellectual Property, page 60

37. We note your disclosure regarding your reliance on intellectual property. Please add related risk factor disclosure or tell us why this does not present a material risk.

Legal Proceedings, page 62

38. Please revise your filing to disclose the relief sought by Yantai Development Zone Fuchang Bunker Co., Ltd. and provide support for your statement that Xingyuan's liability would not exceed RMB 200,000 - 300,000.

Management, page 63

39. Please expand the biographical sketch for Mr. Chen Yuqiang to provide the disclosure required by Item 401(e) of Regulation S-K for the period November 2007 to March 2008.

40. Please revise the biographical sketch for Mr. Wen Tong to disclose where the company Dalian Dongtai Waste Management Co. Ltd. is publicly listed.

An Fengbin Employment Agreement, page 66

41. Please revise to clearly describe and define what would constitute a "change of control" under the employment agreement with Mr. An Fengbin. In addition, please clarify the amounts payable to Mr. An if he were able to terminate the employment agreement for cause. For example, please disclose whether the payment of "base salary" would include all base salary payments due to him for the remaining term of the agreement.

2009 Equity Incentive Plan, page 68

42.   Please indicate when shareholder approval will be sought to ratify the board's adoption of the 2009 Equity Incentive Plan.

Indemnification and Limitation of Director and Officer Liability, page 69

43.   Please advise why your certificate of incorporation will not become effective until shortly before the consummation of this offering.

Certain Relationships and Related Transactions, page 70

44.   Please provide the disclosure required by Item 404(d) of Regulation S-K with respect to your related party transactions. For example, please provide such disclosure with respect to your loan to Dalian Dongfangzheng Industrial Co.

Security Ownership of Certain Beneficial Owners and Management, page 70

45.   We note that the directors and officers as a group will beneficial own 17,500 shares, which the chart indicates is a 100% beneficial ownership of the company before the offering, and an 86.9% beneficial ownership after the offering. Further, we note that Star Blessing Enterprises Limited beneficially owns 7,123,200 shares for an 89% beneficial ownership before the offering, and a 77.4% beneficial ownership after the offering. Please revise to accurately indicate the beneficial ownership of the directors and officers as a group and Star Blessing Enterprises Limited. To the extent no revision is required, provide a footnote and discussion regarding the beneficial ownership calculations.

46.   We note your disclosure in footnote 2 that the number of shares outstanding used in calculating the percentage for each listed person excludes the common shares underlying options held by such person. Please revise your filing to calculate the percentages on the basis of the amount of outstanding securities, plus securities deemed outstanding pursuant to Rule 13d-3(d)(1) of the Exchange Act. See Instruction 1 to Item 403 of Regulation S-K.

47.   You state in footnote 3 that Ms. Lai WaiChi holds 100% equity interest in Star Blessing Enterprises Limited. However, this is not consistent with your disclosure in footnote 3 that Oriental Excel Enterprises Limited is the sole owner of the securities of Star Blessing. Please advise.

Underwriting, page 76

48.   You state at page 77 that the underwriters may carry out stabilization and other transactions on the American Stock Exchange. Please reconcile this statement with

your disclosure that you have applied for quotation of your securities on the Nasdaq
capital market.

Financial Statements, page F-1

Note 1 – Description of Business and Organization, page F-7

49.   We note your disclosure that on August 21, 2009, you closed a share exchange and
became the 100% parent of Goodwill Rich International Limited ("Goodwill
Rich"), and assumed the operations of Goodwill Rich and its subsidiary. You
indicate that you plan to account for this transaction as a reverse merger. However,
given that you also indicate that you were organized on July 10, 2009 for the sole
purpose of completing this acquisition, explain why you have characterized the
transaction as a reverse merger rather than a reorganization. Please disclose the
number of shares exchanged in this transaction and the nature of your relationship
with Goodwill Rich prior to the event. Identify those individuals responsible for the
formation of you and Goodwill Rich, and tell us the extent to which these entities
were under common control prior to the share exchange.

50.   We note that you were incorporated on July 10, 2009 prior to the share exchange
with Goodwill Rich on August 21, 2009. Given that the historical financial
statements predate this merger or reorganization, we do not presently see the
justification for labeling them as those of the registrant. Similarly, indicating that
these financial statements are presented on a consolidated basis appears to be
inconsistent with the sequence of events that you have described. Tell us why you
have not included an audited balance sheet for the registrant as of a point within 135
days of filing your registration statement as would ordinarily be required under
Rule 3-01 of Regulation S-X.

If you update your financial statements to include the period of the transaction and
are able to show that owners of Goodwill Rich prior to the merger or reorganization
control the registrant afterwards, we may not object to the labeling that currently
associates those historical financial statements with the registrant. However, we are
requesting additional information in our comments that may lead to an alternate
view.

In either case, the financial statements should not be identified as consolidated
financial statements for any periods or partial periods prior to the consolidation. If
you are able to show an appropriate rationale for presenting combined financial
statements, a subject that is addressed in greater detail in the following comment,
you will need to label head notes and column headers in the financial statements
accordingly.

51. We note your disclosure under this heading and on page F-9 indicating that the financial statements of Goodwill Rich include the activity of Dalian Xingyuan Marine Bunker Co., Ltd. ("Xingyuan"), a variable interest entity, on a combined basis up to March 26, 2009 and on a consolidated basis from that date forward, based on five contractual arrangements between Xingyuan and Dalian Fusheng Consulting Co., Ltd. ("Fusheng"), the wholly owned subsidiary of Goodwill Rich.

You disclose with respect to the "Equity Pledge Agreement" that on March 26, 2009, the Xingyuan Stockholders pledged all of their equity interests in Xingyuan to Fusheng, to guarantee Xingyuan's performance of its obligations under the five agreements, and under the "Option Agreement," the Xingyuan Stockholders granted Fusheng a purchase option whereby Fusheng has the right to request the Xingyuan Stockholders to transfer to it all of the equity interests held by them. Please address the following points.

   (a)   Expand your disclosure to identify the amount and form of any consideration paid to the Xingyuan shareholders in exchange for their entering into the various agreements that you have relied upon in identifying Fusheng as the primary beneficiary and consolidating Xingyuan pursuant to FIN 46(R).

   (b)   Given that you have presented the financial statements on a combined basis prior to entering into these contractual arrangements, we expect you would be able to show that there was common control of Xingyuan and Fusheng (through Goodwill Rich) prior to the date of those agreements. If no consideration was paid to the shareholders of Xingyuan in exchange for their conveying primary beneficiary status to Fusheng, then you should explain in greater detail their motivation and the extent of their continuing interest in the registrant.

   (c)   Please submit a schedule showing the owners of Xingyuan and Goodwill Rich prior to and subsequent to the date of entering into the five contractual agreements described on pages F-7 and F-8, including their relative holdings in each entity. Expand your disclosure to explain the reasons why it was necessary to enter into these contractual arrangements with Xingyuan.

52. We note your disclosure on page F-7 includes names for the variable interest entity and its subsidiaries that are different than the corresponding names described on page 1. Please revise your disclosures throughout the filing as necessary to utilize consistent identification for those entities associated with your financial information.

Note 2 – Summary of Significant Accounting Policies, page F-9

Inventories, page F-10

53. We note your disclosure indicating that your inventory includes the cost of blending, reusable materials, and other costs. Please expand your disclosure to provide a more meaningful and detailed discussion of the types of costs included in your inventory to comply with Rule 5-02.6(b) of Regulation S-X.

Concentration of Risks, page F-10

54. We note your disclosure stating that a majority of your sales and expense transactions and a significant portion of your assets and liabilities are denominated in RMB which is not freely convertible into foreign currencies. Please provide the parent company financial information required by FRC §213.02 and Rule 4-08(e)(3) of Regulation S-X.

55. We note you disclose a risk factor on page 9 stating that you are exposed to financial risk associated with fluctuations in fuel prices, and the failure to properly administer your price risk management services, for example by failing to hedge a specific financial risk, could subject you to significant financial losses. Please submit a description of your hedge program and explain why there is no disclosure in your financial statements about this program or any derivatives associated with this effort to hedge the price of fuel.

Construction in Progress, page F-11

56. Please expand your disclosure under this heading to provide more specific details about the nature of costs capitalized as construction in progress, amounting to $5,025,835 and $127,952 as of June 30, 2009 and December 31, 2008, including a description of the construction that is underway, the type of equipment you have purchased, and the "other costs" included in your account balance at the end of each period.

Further, in Note 8, on page F-22, you describe your construction in progress as the building of a market network locally around Dalian City and the construction of Lvshun and Zhuanghe, also a nationwide network near Donggang, Shidao, and Zhoushan. Please expand that disclosure to describe the market network and nationwide network that you are building, with details sufficient to understand the stages necessary to complete construction, the anticipated costs, and the current status of these projects. Also explain what you mean by characterizing the on-going constructions as held for use.

Non-Controlling Interests in Consolidated Financial Statements, page F-12

57.   We note your disclosure stating that you have adopted SFAS 160 for your accompanying consolidated financial statements, which is effective January 1, 2009 for entities with a calendar year end. However, your financial statements do not appropriately present your non-controlling interests in accordance with this Standard for the current interim period and prior fiscal years. Please revise your financial statements accordingly.

Revenue Recognition, page F-12

58.   Please expand your disclosure to address the following points concerning your revenue recognition policy.

        (a)   We note your disclosure indicating that revenues are recognized when products are shipped *or* ownership has transferred. Please explain under what circumstances you would recognize revenue for a product that has been shipped, but ownership has not transferred, or when ownership has transferred but the product has not been shipped.

        (b)   Explain how the timing of your revenue recognition correlates with the physical conveyance of your product, or rendering of service, and describe the methods by which your products are normally shipped.

        (c)   Your disclosure indicates that you recognize royalty revenue when earned. Expand this disclosure to describe the nature and terms of the contracts that you have in place under which you are entitled to royalties, and explain how you determine when they have been earned.

        (d)   Describe the circumstances under which your customers pay in advance for your marine fuel products prior to them being delivered to the customer.

Note 3 – Business Acquisition, page F-19

59.   We note that you made pro forma adjustments to revenue in the amounts of $(4,094,522) and $(4,163,620) for the fiscal years ended December 31, 2008 and December 31, 2007. Please expand your disclosure to explain the nature of the underlying transactions to which these adjustments relate and identify the entity or entities involved.

Note 13 – Bankers Acceptance Notes, page F-24

60. We note your disclosure that from August through December 2008 you borrowed
     $13,422,477 under a credit facility executed with Shenzhen Development Bank. In
     addition, it appears from the presentation on your Balance Sheet of Notes Payable
     that this amount was repaid by June 30, 2009. Please tell us why the proceeds from
     and subsequent re-payment of this loan are not reflected in cash flows from
     financing activities in your Statements of Cash Flows.

Signatures, page II-5

61. Please indicate which executive officer is signing as your controller or principal
     accounting officer.

Exhibit 2.1

62. Please ensure that your exhibits are filed in their completed form. See page 6 of the
     Share Exchange Agreement, Section 3.7(b)(iii).

Closing Comments

        Please amend your registration statement in response to these comments. You
may wish to provide us with marked copies of the amendment to expedite our review.
Please furnish a cover letter with your amendment that keys your responses to our
comments and provides any requested supplemental information. Detailed cover letters
greatly facilitate our review. Please understand that we may have additional comments
after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
    filing;

·   staff comments or changes to disclosure in response to staff comments do not
    foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of an amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Tracie Towner at (202) 551-3744 or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Douglas Brown at (202) 551-3265, or Laura Nicholson at (202) 551-3847 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: F. Alec Orudjev
        (866) 742-4203